IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2015

(In thousands)

Assets

Cash and cash equivalents	$	59,141
Investment securities		3,452
Receivables:		
Fund receivables		481
Income tax receivable from ultimate parent		1,842
Due from affiliates		93
Other receivables		11
Prepaid expenses and other current assets		979
Total current assets		65,999
Property and equipment, net		1,133
Deferred sales commissions, net		10,803
Total assets	$	77,935

Liabilities and Stockholder's Equity

Accounts payable	$	2,311
Accrued compensation		2,889
Accrued commissions		35,430
Due to affiliates		195
Other current liabilities		328
Total current liabilities		41,153
Deferred income taxes		223
Accrued pension and postretirement costs		1,885
Other noncurrent liabilities		598
Total liabilities		43,859
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. 1,000 shares authorized;		
100 shares issued and outstanding.		—
Additional paid-in capital		349,303
Accumulated deficit		(313,778)
Accumulated other comprehensive loss		(1,449)
Total stockholder's equity		34,076
Total liabilities and stockholder's equity	$	77,935

See accompanying notes to financial statements.